
May 19, 2023

Steven Arenal
President
Tenaya Group, Inc.
626 Wilshire Blvd., Suite 410
Los Angeles, CA 90017

> **Re: Tenaya Group, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 27, 2023**
> **File No. 000-56524**

Dear Steven Arenal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed April 27, 2023

Item 5. Directors and Executive Officers, page 13

1. We note your response to prior comment number 7. Please revise to indicate the principal business conducted by Hutton Private Finance. Also revise to address Mr. Arenal's work with Lucent Inc. which is another blank check company where he is an officer and director of the company and also the company's majority shareholder.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

2. We note your response to comment number 9. Please revise to include the disclosure required by Item 404(a)(5) of Regulation S-K. Also revise your disclosure to identify the officer who loaned the company $8,215.

3. Please revise to address the potential conflicts of interest with Steve Arenal's involvement

with Lucent, Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas